KW 3/7

SEC Mail Processing Section

FEB 28 2013

Washington DC 401

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 68292

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2012 (MM/DD/YY) AND ENDING 12/31/2012 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: SSG Capital Advisors, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

300 Barr Harbor Drive, Suite 420
(No. and Street)

West Conshohocken	PA	19428
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Matthew Karlson 610-940-5804
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Marcum LLP
(Name – *if individual, state last, first, middle name*)

3 Bala Plaza East, Suite 700	Bala Cynwyd	PA	19004
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

[redacted]

13010899

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

EM 3/9/13

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Matthew Karlson, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of SSG Capital Advisors, LLC, as of December 31, 20 12/31/2(, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NOTARIAL SEAL
LORI M WEXLER
Notary Public
W CONSHOHOCKEN BORO., MONTGOMERY CNTY
My Commission Expires Jun 1, 2015

Signature

Managing Director
Title

Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☑ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☑ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☑ (m) A copy of the SIPC Supplemental Report.
- ☑ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

SSG CAPITAL ADVISORS, LLC

FINANCIAL STATEMENTS AND SUPPLEMENTARY INFORMATION

FOR THE YEAR ENDED DECEMBER 31, 2012

SSG CAPITAL ADVISORS, LLC

CONTENTS

INDEPENDENT AUDITORS' REPORT

To the Managing Directors
SSG Capital Advisors, LLC

Report on the Financial Statements

We have audited the accompanying statement of financial condition of SSG Capital Advisors, LLC as of December 31, 2012, and the related statements of income, member's equity, and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of the financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.

An audit involves performing procedures to obtain audit evidence about amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the presentation of the financial statements.

We believe that the audit evidence we obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of SSG Capital Advisors, LLC as of December 31, 2012, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

Marcum LLP ■ 3 Bala Plaza East ■ Suite 700 ■ Bala Cynwyd, Pennsylvania 19004 ■ Phone 484.270.2500 ■ Fax 484.270.2501 ■ marcumllp.com

Other Matter

Our audit was conducted for the purpose of forming an opinion on the financial statements as a whole. The information contained in Schedule I, II and III required by Rule 17a-5 under the Securities Exchange Act of 1934 and the schedule of expenses on page 14 is presented for purposes of additional analysis and is not a required part of the financial statements. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information in Schedules I, II and III and the Schedule of Expenses on page 14 has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with standards generally accepted in the United States of America. In our opinion, the information in Schedules I, II and III and the Schedule of Expenses on page 14 is fairly stated in all material respects in relation to the financial statements as a whole.

Marcum LLP

Bala Cynwyd, PA
February 26, 2013

SSG CAPITAL ADVISORS, LLC

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2012

Assets	
Current Assets	
Cash and cash equivalents	$1,011,586
Accounts receivable, net	5,000
Total Assets	$1,016,586
Liabilities and Member's Equity	
Current Liabilities	
Accounts payable and other accrued expenses	$ 43,845
Due to affiliate	329,168
Total Current Liabilities	373,013
Commitments	
Member's Equity	643,573
Total Liabilities and Member's Equity	$1,016,586

The accompanying notes are an integral part of these financial statements.

SSG CAPITAL ADVISORS, LLC

STATEMENT OF INCOME

FOR THE YEAR ENDED DECEMBER 31, 2012

Revenue	
Fee income	$6,118,101
Expenses	
Compensation and benefits	1,798,334
Other operating expenses	1,296,187
Total Expenses	3,094,521
Income from Operations	3,023,580
Interest Income	1,565
Net Income	$ 3,025,145

The accompanying notes are an integral part of these financial statements.

SSG CAPITAL ADVISORS, LLC

STATEMENT OF MEMBER'S EQUITY

FOR THE YEAR ENDED DECEMBER 31, 2012

Balance - Beginning	$1,916,470
Net Income	3,025,145
Distributions	(4,298,042)
Balance - Ending	$ 643,573

The accompanying notes are an integral part of these financial statements.

SSG CAPITAL ADVISORS, LLC

STATEMENT OF CASH FLOWS

FOR THE YEAR ENDED DECEMBER 31, 2012

Cash Flows Provided by Operating Activities	
Net income	$3,025,145
Adjustments to reconcile net income to net cash provided by operating activities:	
Depreciation	18,736
Changes in operating assets and liabilities:	
Accounts receivable	86,086
Allowance for bad debts	(37,000)
Prepaid expenses	6,500
Accounts payable and accrued expenses	(118,457)
Due to affiliate	329,168
Deferred revenue	(60,000)
Accrued Profit Sharing	(166,683)
Net Cash Provided by Operating Activities	$3,083,495
Cash Flows Used in Investing Activities	
Equipment purchases	(4,139)
Net Cash Used in Investing Activities	(4,139)
Cash Flows Used in Financing Activities	
Distributions	(3,770,000)
Net Decrease in Cash and Cash Equivalents	(690,644)
Cash and Cash Equivalents - Beginning	1,702,230
Cash and Cash Equivalents - Ending	$1,011,586

Supplemental Disclosures of Cash Flow Information
Non-Cash Activities:

The following assets were distributed to SSG Holdings LLC, the parent company of SSG Capital Advisors, LLC:

Accounts Receivable	$356,743
Net Fixed Assets	93,165
Security Deposits	78,134
Total	$528,042

The accompanying notes are an integral part of these financial statements.

NOTE 1 - NATURE OF BUSINESS

SSG Capital Advisors, LLC (the Company), which is wholly-owned by SSG Holdings LLC, is an investment banking firm specializing in advising middle market businesses in special situations, mergers and acquisitions, private placements of debt and equity, financial restructurings and valuation analysis. The Company was approved to be registered as a broker-dealer with the Financial Industry Regulatory Authority (FINRA), effective April 7, 2010.

In August 2012, the Company separated its non-securities business into a newly formed company SSG Advisors, LLC. SSG Advisors, LLC is also wholly owned by SSG Holdings, LLC.

In connection with the formation of SSG Advisors, LLC, the Company distributed the following assets to its parent company SSG Holdings, LLC:

Accounts Receivable	$356,743
Net Fixed Assets	93,165
Security Deposits	78,134
TOTAL	$528,042

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

REVENUE RECOGNITION

Initial and monthly fees for services are recognized as earned. Financing, advisory, restructuring and opinion fees are recognized when transactions are completed and payment is certain.

CASH AND CASH EQUIVALENTS

Cash and cash equivalents consist of cash and money market funds.

ACCOUNTS RECEIVABLE

The Company's receivables are recorded when billed. The carrying value of the Company's receivables, net of the allowance for doubtful accounts, represents their estimated net realizable value. The Company estimates its allowance for doubtful accounts based on historical collection trends, type of customer, the age of outstanding receivables and existing economic conditions. If events or changes in circumstances indicate that specific balances may be impaired, further consideration is given to the collectability of those balances and the allowance is adjusted accordingly. Past-due receivable balances are written off when the Company has exhausted collection efforts and have been unsuccessful

in collecting the amount due. All accounts receivable are considered collectible, therefore, no allowance for doubtful accounts has been provided at December 31, 2012.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

INCOME TAXES

The Company is not subject to income taxes at the federal and state levels. The Member is responsible for the tax liability, if any, related to its proportionate share of the Company's taxable income. Accordingly, no provision for income taxes is reflected in the accompanying financial statements. The Company is a pass-through entity and the Member has concluded there are no uncertain tax positions that would require recognition in the financial statements. If the Company were to incur an income tax liability in the future, interest on any income tax liability would be reported as interest expense and penalties on any income tax liability would be reported as income taxes. The Member's conclusions regarding uncertain tax positions may be subject to review and adjustment at a later date based upon ongoing analyses of tax laws, regulations and interpretations thereof as well as other factors. Generally, tax authorities may examine the Company's tax returns for three years from the date of filing and the current and prior three years remain subject to examination as of December 31, 2012.

USE OF ESTIMATES

The presentation of financial statements in conformity with accounting principles generally accepted in the United States of America ("GAAP") requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

ADVERTISING COSTS

The Company expenses advertising costs as incurred. Advertising expense was $215,677 for 2012.

CONCENTRATIONS OF CREDIT RISK

Financial instruments that potentially subject the Company to concentrations of credit risk consist primarily of cash. The Company maintains cash and cash equivalents with a bank that at times exceeds applicable insurance limits. Accounts are insured by the Federal Deposit Insurance Corporation (FDIC) up to certain limits. At December 31, 2012, the Company had approximately $761,586, in excess of FDIC insured limits. The Company

reduces its exposure to credit risk by maintaining such deposits with high-quality financial institutions. The Company has not experienced losses in such accounts.

SUBSEQUENT EVENTS

Management evaluated subsequent events and determined that there were no other events or transactions occurring during this period that require recognition or disclosure in the financial statements.

NOTE 3 - COMMITMENTS

The Company leases its New York City office facility under an operating lease which expires in 2015. An affiliate leases an office in Pennsylvania and shares the cost with the Company through an expense sharing agreement.

Rents charged to operations for all facilities operating leases were approximately $154,000 for 2012.

The minimum annual rental commitments for the New York City operating lease as of December 31, 2012 are approximately as follows:

For the Year Ending December 31,	Amount
2013	$ 93,000
2014	93,000
2015	39,000
Total	$ 225,000

NOTE 4 – EXPENSE SHARING AGREEMENT

The Company has an expense sharing agreement with its affiliate SSG Advisors, LLC. The Company reimburses SSG Advisors, LLC for a portion of its operating expenses monthly. The total amount charged for the year is $410,498. This amount is charged to the respective expense accounts in the Company's financial statements.

At December 31, 2012 the Company owed SSG Advisors, LLC $329,168.

NOTE 5 - PROFIT SHARING PLAN

The Company's parent has a qualified Profit Sharing Plan that covers all eligible employees and managing directors. Contributions to the Plan are discretionary and are fully vested. The Company's contributions were $34,738 for 2012.

NOTE 6 - MAJOR CLIENTS

The Company had two major clients in 2012.

The percentage of earned revenue from these clients was as follows:

Client A	21%
Client B	15%

There are no amounts due from these clients included in trade receivables at December 31, 2012.

NOTE 7 - NET CAPITAL REQUIREMENTS

As a broker-dealer, the Company operates pursuant to the (k)(2)(i) exemptive provisions of the Securities and Exchange Commission (SEC) Rule 15c3-3. As such, the Company is required to compute net capital in accordance with SEC Rule 15c3-1, which requires the maintenance of minimum net capital the greater of $5,000 or 6 2/3% of aggregate indebtedness. As of December 31, 2012, the Company had net capital of $638,573 which was $613,705 in excess of the required net capital of $24,868. The ratio of aggregate indebtedness to net capital was .5841 to 1 as of December 31, 2012.

SSG CAPITAL ADVISORS, LLC

SCHEDULE I - COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

DECEMBER 31, 2012

SCHEDULE I

NET CAPITAL	
Total member's equity qualified for net capital	$ 643,573
Deductions and/or charges:	
Non-allowable assets:	
Accounts receivable, net	(5,000)
Net capital	$ 638,573
AGGREGATE INDEBTEDNESS	
Items included in statement of financial condition:	
Accounts payable and other accrued expenses	$ 43,845
Due to affiliate	329,168
Total aggregate indebtedness	$ 373,013
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT	
Minimum net capital required	$ 24,868
Excess net capital	$ 613,705
Excess net capital at 1,000 percent (Net Capital – 10% of Aggregate Indebtedness)	$ 601,272
Ratio: Aggregate indebtedness to net capital	.5841 to 1

RECONCILIATION WITH COMPANY'S COMPUTATION

There is no difference between the proceeding computation and the Company's corresponding unaudited Part IIA of Form 17A-5 as of December 31, 2012.

SSG CAPITAL ADVISORS, LLC

SCHEDULE II - COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION

DECEMBER 31, 2012

SCHEDULE II

The Company claims exemption from the requirements of Rule 15c3-3, under Section (k)(2)(i) of the Rule.

SSG CAPITAL ADVISORS, LLC

SCHEDULE III – INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION

DECEMBER 31, 2012

SCHEDULE III

The Company claims exemption from the requirements of Rule 15c3-3, under Section (k)(2)(i) of the Rule.

SSG CAPITAL ADVISORS, LLC

SCHEDULE OF EXPENSES

FOR THE YEAR ENDED DECEMBER 31, 2012

Compensation and Benefits	
Managing directors' compensation	$783,440
Employee payroll	752,431
Profit sharing	34,738
Medical benefits	143,202
Payroll taxes	52,416
Other	32,107
Total Compensation and Benefits	$1,798,334

Other Operating Expenses	
Bad Debt	$169,943
Depreciation	18,736
Dues and subscriptions	16,282
Facility	253,098
Marketing	333,547
Operations and other expenses	35,330
Professional fees	130,454
Regulatory expenses	39,405
Taxes other	71,116
Travel and entertainment	228,276
Total Operating Expenses	$1,296,187

See independent auditors' report.

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5

To the Managing Directors
SSG Capital Advisors, LLC

In planning and performing our audit of the financial statements of SSG Capital Advisors, LLC (the Company), as of and for the year ended December 31, 2012, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities and safeguarding securities. This study included tests of practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debts) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's previously mentioned objectives. Two of the objectives of internal control

Marcum LLP ■ 3 Bala Plaza East ■ Suite 700 ■ Bala Cynwyd, Pennsylvania 19004 ■ Phone 484.270.2500 ■ Fax 484.270.2501 ■ marcumllp.com

and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A deficiency in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2012, to meet the SEC's objectives.

This report is intended solely for the information and use of the Managing Directors, management, the SEC, Financial Industry Regulatory Authority and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Marcum LLP

Bala Cynwyd, PA
February 26, 2013

MARCUM
ACCOUNTANTS ▲ ADVISORS

INDEPENDENT ACCOUNTANTS' REPORT ON APPLYING AGREED-UPON PROCEDURES RELATED TO AN ENTITY'S SIPC ASSESSMENT RECONCILIATION

SEC Mail Processing Section
FEB 28 2013
Washington DC
401

To the Managing Directors
SSG Capital Advisors, LLC

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [General Assessment Reconciliation (Form SIPC-7)] to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2012, which were agreed to by SSG Capital Advisors, LLC and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., SIPC and other designated examining authorities, solely to assist you and the other specified parties in evaluating SSG Capital Advisors, LLC's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). SSG Capital Advisors, LLC's management is responsible for SSG Capital Advisors, LLC's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries (applicable general ledger account, copy of cancelled check, copy of related bank statement), noting no differences;

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2012, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2012 (applicable general ledger accounts reconciled to the trial balance), noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers (applicable general ledger accounts reconciled to the trial balance), noting no differences;

4. Proved the arithmetical accuracy of the calculations reflected in the form SIPC-7 worksheet, noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Marcum LLP

Bala Cynwyd, PA
February 26, 2013

SIPC-7
(33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION
P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300
General Assessment Reconciliation

SIPC-7
(33-REV 7/10)

For the fiscal year ended December 31, 20 12
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

WORKING COPY

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

SSG Capital Advisors, LLC
300 Barr Harbor Drive
Suite 420
West Conshohocken, PA 19428

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.
Mark Chesen, 610-940-1094

2. A. General Assessment (item 2e from page 2) $14,690

B. Less payment made with SIPC-6 filed (exclude interest) (7,710)
10-9-2012
Date Paid

C. Less prior overpayment applied ( )

D. Assessment balance due or (overpayment) 6,980

E. Interest computed on late payment (see instruction E) for ____ days at 20% per annum

F. Total assessment balance and interest due (or overpayment carried forward) $6,980

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $6,980

H. Overpayment carried forward $(0)

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

SSG Capital Advisors, LLC
(Name of Corporation, Partnership or other organization)

Mark E Chesen
(Authorized Signature)

Dated the 6 day of February, 20 13.

Chief Financial Officer
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period beginning January 1, 2012 and ending December 31, 2012
Eliminate cents

Item No.	
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$6,119,666
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
(2) Net loss from principal transactions in securities in trading accounts.	
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend expense deducted in determining item 2a.	
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
(7) Net loss from securities in investment accounts.	
Total additions	
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	
(2) Revenues from commodity transactions.	
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	
(4) Reimbursements for postage in connection with proxy solicitation.	
(5) Net gain from securities in investment accounts.	
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	243,565
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):	
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $	
Enter the greater of line (i) or (ii)	
Total deductions	243,565
2d. SIPC Net Operating Revenues	$5,876,101
2e. General Assessment @ .0025	$14,690

(to page 1, line 2.A.)